MY TRAVEL

02028253

2 April 2002

**MyTravel Group plc**
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

**t** +44 (0)161 232 0066
**f** +44 (0)161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
APR - 4 2002
205

Dear Sirs

SUPPL

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 2 April 2002, the Company filed with the Register of Companies House forms 88(2)'s.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

P.P. Karen Houlihan

**Mike Vaux**
**Group Company Secretary's Office**
**MyTravel Group plc**

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020402

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

Blueprint 2000 Company Secretary

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010

**Company Number** 742748

**Company Name in full** MyTravel Group plc

## Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 02 | 04 | 2002 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 27,453 | | |
| Nominal value of each share | £0.10 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £2.50 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

### When you have completed and signed the form send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

Company No. 742748

# Names and addresses of the allottees

*(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Airtours Quest Trustee Limited<br>Address: Parkway One,,. Parkway Business Centre, 300 Princess Road, Manchester, England<br>UK postcode: M14 7QU | £0.10 ORDINARY | 27,453 |
| Name:<br>Address:<br>UK postcode: | | |
| Name:<br>Address:<br>UK postcode: | | |
| Name:<br>Address:<br>UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

**Signed** [signature] **Date** 2/4/2002

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,
Parkway Business Centre , 300 Princess Road,
Manchester, Tel 0161 232 6586
DX number DX exchange

Blueprint 2000
Company Secretary

88(2)

# Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

CHFP010

**Company Number** 742748

**Company Name in full** MyTravel Group plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 02 | 04 | 2002 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 9,638 | | |
| Nominal value of each share | £0.10 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £2.50 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

Company No 742748

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Airtours Quest Trustee Limited | Class of shares allotted: £0.10 ORDINARY | Number allotted: 9,638 |
| Address: Parkway One,, Parkway Business Centre, 300 Princess Road, Manchester, England | | |
| UK postcode: M14 7QU | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: 0

**Signed** [signature] **Date** 2/4/2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Karen Houlihan, MyTravel Group plc , Parkway One, |
| Parkway Business Centre , 300 Princess Road, |
| Manchester, Tel 0161 232 6586 |
| DX number DX exchange |


Blueprint
2000
Company Secretary